UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39950

Evaxion A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion A/S’s (the “Company”) registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), Form F-1 (File No. 333-283304), and Form F-3 (File No. 333- 285778), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 10, 2025, the Company filed a prospectus supplement (the “Prospectus Supplement”) with the Securities and Exchange Commission (the “SEC”) for the offer and sale of shares of American Depositary Shares (“ADSs”), each representing fifty (50) ordinary shares, DKK 0.25 nominal value per share, of the Company (the “Ordinary Shares”), having an aggregate offering price of up to $45,527,824, pursuant to that certain Capital on DemandTM Sales Agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC (“Jones”). The Prospectus Supplement amends and supplements the information in the prospectus dated March 24, 2025 (the “Prior Prospectus”), as previously amended and supplemented by the prospectus supplement, dated March 26, 2025 (together with the Prior Prospectus, the “ATM Prospectus”), relating to the offer and sale of up to $4,480,000 of ADSs pursuant to the Sales Agreement, filed with the SEC as a prospectus supplement to the Company’s Registration Statement on Form F-3 (File No. 333-285778). The Prospectus Supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information therein amends or supersedes the information contained in the ATM Prospectus. The Prospectus Supplement is not complete without and may only be delivered or utilized in connection with, the ATM Prospectus and any future amendments or supplements thereto. The Company has previously sold $4,472,175.80 of ADSs pursuant to the Sales Agreement under ATM Prospectus.

The opinion of Mazanti-Andersen Advokatpartnerselskab, Copenhagen, Denmark. relating to the validity of the Ordinary Shares represented by the ADSs being offered pursuant to the Prospectus Supplement is filed as Exhibit 5.1 to this Report on Form 6-K. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any sale of these securities in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Exhibits

Exhibit
No.	Description
5.1	Opinion of Mazanti-Andersen Advokatpartnerselskab
23.1	Consent of Mazanti-Andersen Advokatpartnerselskab (included Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: December 10, 2025	By:	/s/ Dr. Helen Tayton-Martin
Dr. Helen Tayton-Martin
Chief Executive Officer